Exhibit 23.1

August 8, 2017

Terri Pizzuto, CFO
Hub Group, Inc.

2000 Cleanwater Drive
Oak Brook, IL 60523

Terri Pizzuto:

Layton Layton & Tobler LLP gives its consent for Hub Group, Inc. to use our independent auditor's report dated March 8, 2017 and the accompanying financial statements for the years ended December 31, 2016 and 2015 in order for Hub Group to complete and prepare their required 8-KA reporting with the SEC. Layton Layton & Tobler LLP requests that in order to use our audit report, HUB Group, Inc. will provide a copy of the 8-KA report, before filing with the SEC, to Layton Layton & Tobler LLP for review.

/s/ Layton Layton & Tobler LLP

Layton Layton & Tobler LLP

Members of:

Private Companies Practice Section of the American Institute of Certified Public Accountants

Nevada Society of Certified Public Accountants